Ridgewood UK, LLC

Consolidated Financial Statements

December 31, 2003, 2002 and 2001

Report of Independent Registered Public Accounting Firm

Members
Ridgewood UK, LLC

We have audited the accompanying consolidated balance sheet of Ridgewood UK, LLC (“Company”) as of December 31, 2003 and the related consolidated statements of operations, changes in members’ equity, comprehensive loss and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2003 consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ridgewood UK, LLC as of December 31, 2003 and the consolidated results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Perelson Weiner LLP
New York, New York
October 31, 2005

Report of Independent Registered Public Accounting Firm

To the Members of Ridgewood UK, LLC

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, comprehensive loss, changes in members’ equity and of cash flows present fairly, in all material respects, the financial position of Ridgewood UK, LLC (the “Company”) at December 31, 2002, and the results of operations and cash flows for each of the two years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Florham Park, NJ
May 29, 2003

Ridgewood UK, LLC
Consolidated Balance Sheets

	December 31,
	2003	2002
Assets:
Cash and cash equivalents	$33,283,249	$2,925,298
Trade receivables	3,419,671	3,615,902
Other current assets	2,426,665	350,913
Total current assets	39,129,585	6,892,113

Investment in Spanish landfill projects	-	1,370,564

Plant and equipment	36,011,951	25,107,753
Construction in progress	6,576,893	312,858
	42,588,844	25,420,611
Accumulated depreciation	(7,248,466)	(4,204,739)
	35,340,378	21,215,872

Electric power sales contracts and other intangibles	24,165,360	21,865,668
Accumulated amortization	(6,366,794)	(3,716,837)

	17,798,566	18,148,831

Other non-current assets	760,058	818,572

Total assets	$93,028,587	$48,445,952

Liabilities and Members’ Equity:
Liabilities:
Accounts payable	$3,676,900	$957,815
Accrued expenses	4,029,517	1,565,623
Current portion of long-term debt	1,562,972	1,251,404
Current portion of capital lease obligations (principally affiliates)	772,554	-
Current portion of construction advances - affiliates	338,004	-
Due to affiliates	1,912,998	464,143
Other current liabilities	14,287	-
Total current liabilities	12,307,232	4,238,985

Long-term debt, less current portion	21,193,090	20,528,446
Capital lease obligations, less current portion (principally affiliates)	10,198,319	-
Construction advances, less current portion - affiliates	34,178,955	-
Deferred income taxes	753,979	918,249
Other non-current liabilities	-	77,699
Minority interest	2,030,568	5,400,035

Commitments and contingencies

Members’ equity	12,366,444	17,282,538

Total liabilities and members’ equity	$93,028,587	$48,445,952

See accompanying notes to the consolidated financial statements.

Ridgewood UK, LLC
Consolidated Statements of Operations

	For the Year Ended December 31,

	2003	2002	2001

Power generation revenue	$13,713,905	$9,120,088	$6,233,030

Cost of sales, including depreciation and amortization of $3,547,985, $2,978,809 and $2,042,387 in 2003, 2002 and 2001, respectively	13,633,056	9,991,516	5,594,142

Gross profit (loss)	80,849	(871,428)	638,888

Other operating expenses:
General and administrative expenses	545,567	451,224	240,540
Write down of investments
in power generation projects	-	854,367	-
Total other operating expenses	545,567	1,305,591	240,540

(Loss) income from operations	(464,718)	(2,177,019)	398,348

Other (expense) income:
Interest income	184,878	82,280	149,208
Interest expense	(2,493,943)	(1,765,644)	(978,407)
Equity income in Spanish landfill projects	-	94,781	18,336
Total other expense, net	(2,309,065)	(1,588,583)	(810,863)

Loss before income taxes and minority interest	(2,773,783)	(3,765,602)	(412,515)

Income tax (benefit) expense	(347,639)	(168,847)	307,235

Net loss before minority interest	(2,426,144)	(3,596,755)	(719,750)

Minority interest in loss of CLP Holdings, Ltd	335,996	779,603	170,920

Net loss	$(2,090,148)	$(2,817,152)	$(548,830)

See accompanying notes to the consolidated financial statements.

Ridgewood UK, LLC
Consolidated Statements of Changes in Members’ Equity
For the Years Ended December 31, 2003, 2002 and 2001

Members’ equity, January 1, 2001	$14,650,629

Net loss	(548,830)

Contributions	5,817,006

Distributions	(1,066,940)

Foreign currency translation adjustment	(506,043)

Members’ equity, December 31, 2001	18,345,822

Net loss	(2,817,152)

Contributions	4,491

Foreign currency translation adjustment	1,749,377

Members’ equity, December 31, 2002	17,282,538

Net loss	(2,090,148)

Distributions	(4,269,459)

Foreign currency translation adjustment	1,443,513

Members’ equity, December 31, 2003	$12,366,444

Ridgewood UK, LLC
Consolidated Statements of Comprehensive Loss
For the Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001

Net loss	$(2,090,148)	$(2,817,152)	$(548,830)

Foreign currency translation adjustment	1,443,513	1,749,377	(506,043)

Comprehensive loss	$(646,635)	$(1,067,775)	$(1,054,873)

See accompanying notes to the consolidated financial statements.

Ridgewood UK, LLC
Consolidated Statements of Cash Flows

	For the Year Ended December 31,
	2003	2002	2001
Cash flows from operating activities:
Net loss	$(2,090,148)	$(2,817,152)	$(548,830)

Adjustments to reconcile net loss to cash flows provided by (used in) operating activities, net of businesses acquired:
Depreciation and amortization	3,547,985	2,978,809	2,042,387
Stock compensation expense	-	309,217	-
Minority interest in CLPE Holdings, Ltd	(335,996)	(779,603)	(170,920)
Write-down of investments in power
generation projects	-	854,367	-
Equity in earnings in Spanish landfill projects	-	(94,781)	(18,336)
Changes in assets and liabilities, net
of businesses acquired
Decrease (increase) in trade receivable	541,293	(835,800)	(1,334,833)
(Increase) decrease in other current assets	(1,873,881)	(108,086)	716,373
Increase (decrease) in accounts payable	2,404,942	(220,624)	(259,303)
Increase in accrued expenses	2,109,605	53,071	979,517
Increase in other current liabilities	13,138	-	-
(Decrease) increase in deferred income taxes	(242,699)	(259,482)	333,812
(Decrease) increase in other non-current liabilities	(79,208)	72,826	-

Total adjustments	6,085,179	1,969,914	2,288,697

Net cash provided by (used in) operating activities	3,995,031	(847,238)	1,739,867

Cash flows from investing activities:
Capital expenditures	(13,112,768)	(3,358,550)	(6,847,325)
Investment in Spanish landfill projects	-	(395,887)	-
Cash paid for acquired businesses, net
of cash received	-	-	(3,627,867)

Net cash used in investing activities	(13,112,768)	(3,754,437)	(10,475,192)

Cash flows from financing activities:
Construction advances - affiliates	41,473,868	-	-
Capital lease obligations (principally affiliates)	(201,809)	-	-
Borrowings from bank	-	5,504,004	3,438,589
Repayments of bank debt	(1,140,205)	(866,895)	(600,803)
Short term advances from affiliates	155,387	192,103	272,040
Distributions to minority interest	(505,390)	-	-
Distributions to member	(3,126,940)	-	(1,066,940)
Cash contributions from member	-	-	5,817,006

Net cash provided by financing activities	36,654,911	4,829,212	7,859,892

Effect of exchange rate on cash and cash
equivalents	2,820,777	270,873	(101,923)
Net increase (decrease) in cash and cash
equivalents	30,357,951	498,410	(977,356)
Cash and cash equivalents at beginning period	2,925,298	2,426,888	3,404,244

Cash and cash equivalents at end of period	$33,283,249	$2,925,298	$2,426,888

See accompanying notes to the consolidated financial statements.

1. Organization and Business Activity

On May 26, 1999, Ridgewood UK, LLC was formed as a Delaware limited liability company (the “Company”). On June 30, 1999, Ridgewood Electric Power Trust V (“Trust V”) contributed $16,667,567 to the Company; in turn the Company’s then wholly owned subsidiary, Ridgewood UK Ltd. (“UK Ltd.”), purchased six landfill gas power plants located in the United Kingdom. During 2001, The Ridgewood Power Growth Fund (the “Growth Fund”) contributed $5,817,006 to the Company in return for an approximate equity share of 30%. Approximately $3,400,000 of the contributed funds, along with bank financing, were used to acquire four landfill gas power plants in the United Kingdom with a capacity of 10.6 megawatts (“MWs”). Approximately $2,100,000 of the total purchase price of the acquired plants was assigned to the electric power sales contracts acquired and is being amortized over the life of the contracts (15 years).

On October 16, 2001, UK Ltd., through the issuance of approximately 24% of its shares and $2,000,000 cash under the terms of a merger agreement (the “UK Merger”), acquired certain of the assets and liabilities of CLP Services, Ltd., CLP Development, Ltd and CLP Envirogas, Ltd. (collectively the "Management and Development Companies") and the equity and debt of new landfill projects. The Management and Development Companies previously developed the various landfill gas projects that were sold to UK Ltd. pursuant to the UK Merger. As a result of the acquisition, which totaled seven plants, UK Ltd. provides its own operation, management and development services. UK Ltd. was renamed CLPE Holdings Ltd.(“CLP”) in 2001. In return for the stock issuance and $2,000,000 cash, CLP received plant and equipment valued at approximately $4,201,000, a 50% equity interest in landfill projects valued at approximately $744,000, cash of $454,000 and other assets with an approximate value of $1,000,000. CLP also assumed liabilities of approximately $3,058,000. CLP assigned the electric power sales contracts and other intangibles acquired a value of $6,781,000, which is being amortized over the 15 year life of the underlying power sales contracts.

Since 2001, the members of the Company are Trust V and the Growth Fund (collectively, the “Trusts”), both Delaware business trusts. Trust V, which owns 70% of the Company, is managed by Ridgewood Renewable Power LLC (“Ridgewood Power”), its managing shareholder. The Growth Fund, which owns 30% of the Company, is managed by Ridgewood Power and Ridgewood Power VI LLC, its managing shareholders.

As of December 31, 2003, CLP owned twenty one landfill methane gas-fired electric generating projects in the United Kingdom with an installed capacity of 32.3 MWs. Sixteen of the projects representing 25.3 MWs sell electricity under a 15 year contract to the Non Fossil Purchasing Agency (“NFPA”), a non-profit organization that purchases electricity generated by renewable sources on behalf of all British utilities. The remaining five projects representing 7 MWs are subject to PowerBank leases (see note 4) and sell the respective output under one year contracts. As of October 31, 2005, CLP owned thirty one landfill methane gas-fired electric generating projects in the United Kingdom with an installed capacity of 48.7 MWs.

Certain minority shareholders of CLP attempted to renovate certain older projects in the United Kingdom. Under the terms of the UK Merger agreement, if they were successful in renovating these projects and the projects met certain performance tests, CLP would be obligated to acquire the renovated projects in exchange for the issuance of additional shares in CLP. The number of shares to be issued was dependent on the projected financial performance of the renovated projects. If CLP issued the maximum number of shares to acquire the renovated projects, the Company’s ownership of CLP would have fallen from 76.3% to 63.5%.

In the fourth quarter of 2002, CLP decided not to continue the development of two projects it received as part of the 2001 UK Merger and recorded a writedown of $854,367 to adjust the carrying value of the projects to zero. The writedown has been presented as a separate line item under other operating expenses in the Consolidated Statements of Operations.

Under the terms of the UK Merger, certain directors and employees of CLP Service Ltd. had received vested options to acquire shares in UK Ltd. The price to exercise the options was equal to the share price of UK Ltd. at the time of the merger. None of the options were exercised and the Trust cancelled the plan in 2003.

As part of the UK Merger, the Company also acquired a 50% ownership in CLP Organogas SL (“Organogas”), a 2 MWs plant located in Seville, Spain, as well as a 50% interest in CLP Envirogas, SL, (“Envirogas”), a management and development service company also located in Seville, Spain (collectively, the “Spanish Landfill Projects”). Under the terms of an agreement with one of its minority shareholders, effective January 1, 2003 the Company transferred its 50% interest in the Spanish Landfill Projects in return for a portion of the minority shareholder’s interest in CLP. As a result of the transaction, the Company increased its ownership in CLP from 76% to 88%.

Beginning in 2002, the Company began to identify and develop sites in order to take advantage of the United Kingdom’s Renewable Obligation incentive program (“RO”). The RO program requires electricity suppliers serving electric users in the U.K. to obtain renewable obligation certificates (“ROC”) to demonstrate that a portion of their electricity supply portfolio was produced by qualified producers. Registered producers generate electricity from qualified renewable sources. Accordingly, the Company agreed to borrow funds from Ridgewood Renewable PowerBank LLC, an affiliated entity, to finance the Company’s expansion in 2002. In 2003, the Company borrowed funds from Ridgewood Renewable PowerBank II LLC and Ridgewood Renewable PowerBank III LLC, all affiliates of the Company (as they have a common managing shareholder), to further finance expansion. As of December 31, 2003, the Company received advances totaling $41,806,478 from the three respective PowerBank Funds with the expectation to develop twenty six projects with an operating capacity of 31.6 MWs. As of October 31, 2005, the Company had commissioned sixteen projects with a capacity of 21.3 MWs.

2. Summary of Significant Accounting Policies

Principles of consolidation
The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany transactions have been eliminated.

The Company used the equity method of accounting for its investments in Organogas and Envirogas as the Company had the ability to exercise significant influence over their operating and financial policies. The Company’s equity share of the operating results of Organogas and Envirogas were included in the consolidated statements of operations until they were disposed in 2003.

Use of Estimates
The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including provision for bad debts, carrying value of investments, amortization and depreciation of plant and equipment and electric power sales contracts, and recordable liabilities for litigation, contingencies and deferrals. The Company bases its estimates on historical experience, current and expected conditions and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

New Accounting Standards and Disclosures

SFAS 143
In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS 143, Accounting for Asset Retirement Obligations, on the accounting for obligations associated with the retirement of long-lived assets. SFAS 143 requires a liability to be recognized in the financial statements for retirement obligations meeting specific criteria. Measurement of the initial obligation is to approximate fair value, with an equivalent amount recorded as an increase in the value of the capitalized asset. The asset will be depreciated in accordance with normal depreciation policy and the liability will be adjusted for the time value of money, with a charge to the income statement, until the obligation is settled. SFAS 143 is effective for fiscal years beginning after June 15, 2002. The Company adopted SFAS 143 effective January 1, 2003, with no material impact on the financial statements.

SFAS 145
In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 eliminates extraordinary accounting treatment for reporting gain or loss on debt extinguishment, and amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The Company adopted SFAS 145 effective January 1, 2003, with no material impact on the financial statements.

SFAS 146
In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 requires recording costs associated with exit or disposal activities at their fair values when a liability has been incurred. The Company adopted SFAS 146 effective January 1, 2003, with no material impact on the financial statements.

FIN 45
In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others. FIN 45 elaborates on the disclosures to be made by the guarantor in its financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, while the provisions of the disclosure requirements are effective for financial statements of interim or annual reports ending after December 15, 2002. The Company adopted FIN 45 during the fourth quarter of 2002 with no material impact to the consolidated financial statements.

FIN 46R
In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46") which changes the criteria by which one company includes another entity in its consolidated financial statements. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after December 31, 2003, and apply in the first fiscal period ending after March 15, 2004, for variable interest entities created prior to January 1, 2004. The Company adopted the disclosure provisions of FIN 46 effective December 31, 2003, with no material impact to the consolidated financial statements. In December 2003, the FASB issued a revision to FIN 46 (“FIN 46R”) to clarify some of the provisions and to exempt certain entities from its requirements. The Company implemented the full provisions of FIN 46R effective January 1, 2004, with no material impact on the consolidated financial statements.

SFAS 149
In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company adopted SFAS 149 effective July 1, 2003, with no material impact on the financial statements.

SFAS 150
In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 establishes standards for classifying and measuring certain financial instruments with characteristics of both liabilities and equity. The Company adopted SFAS 150 effective July 1, 2003, with no material impact on the financial statements.

SFAS 153
In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29. The guidance in APB Opinion No. 29, Accounting for Nonmonetary Transactions, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The Company adopted SFAS 153 effective June 15, 2005, with no material impact on the financial statements.

Significant Accounting Policies

Cash and cash equivalents
The Company considers all highly liquid investments with maturities when purchased of three months or less, as cash and cash equivalents. Cash balances with banks as of December 31, 2003 and 2002 exceeds insured limits by approximately $33,239,000 and $2,889,000, respectively.

Trade receivables
Trade receivables are recorded at invoice price and do not bear interest. No allowance for bad debt expense was provided based upon historical write-off experience, evaluation of customer credit condition and the general economic status of the customers.

Revenue recognition
Power generation revenue is recorded in the month of delivery, based on the estimated volumes sold to customers at rates stipulated in the power sales contract. Adjustments are made to reflect actual volumes delivered when the actual volumetric information subsequently becomes available. Billings to customers for power generation generally occur during the month following delivery. Final billings typically do not vary significantly from estimates.

Foreign currency translation
The British Pound Sterling is the functional currency of the Company’s operating subsidiaries. The consolidated financial statements of the Company’s non-United States subsidiaries are translated into United States dollars using current rates of exchange, with gains or losses included in the foreign currency translation adjustment account in the members’ equity section of the consolidated balance sheets. The cumulative foreign currency translation adjustment, which represents total accumulated other comprehensive income, included in shareholders’ equity at December 31, 2003 and 2002 amounts to a gain of $1,455,828 and $12,315, respectively.

Impairment of Long-Lived Assets and Intangibles
The Company evaluates long-lived assets, such as property, plant and equipment and specifically identifiable intangibles, when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. The determination of whether an impairment has occurred is made annually by comparing the carrying value of an asset to the estimated future undiscounted cash flows attributable to that asset. If an impairment has occurred, the impairment loss recognized is the amount by which the carrying value exceeds the estimated fair value of the asset.

Plant and equipment
Plant and equipment, consisting of land, power generation facilities, equipment and construction in-progress are stated at cost. Renewals and betterments that increase the useful lives of the assets are capitalized. Repair and maintenance expenditures are expensed as incurred.

Depreciation is recorded using the straight-line method over the estimated useful life of the assets, which ranges from 3 to 20 years with a weighted average of 16 and 15 years at December 31, 2003 and 2002, respectively. During the years ended December 31, 2003, 2002 and 2001, the Company recorded depreciation expense of $2,082,884, $1,555,489, and $1,105,191, respectively.

Electric power sales contracts and other intangibles
A portion of the purchase price of the landfill gas power plants was assigned to the electric power sales contracts and is being amortized over the 15 year life of the contracts on a straight-line basis. During the years ended December 31, 2003, 2002 and 2001, the Company recorded amortization expense of $1,465,101, $1,423,320 and $937,196, respectively. The Company expects to record amortization expense during the next five years as follows:

Year Ended
December 31,	Amortization

2004	$1,636,658
2005	1,636,658
2006	1,636,658
2007	1,636,658
2008	1,636,658

Supplemental cash flow information
Total interest paid during the years ended December 31, 2003, 2002 and 2001 was $2,493,943, $1,765,644 and $961,246, respectively.

During the year ended December 31, 2003 construction advances of $10,582,075 were converted to capital leases.

Equipment acquired under non-affiliated capital leases during the year ended December 31, 2003 amounted to $559,355.

Effective January 1, 2003, the Company transferred its 50% interest in the Spanish Landfill Projects, carried at $1,370,564 immediately prior to the transaction, in return for a portion of the minority shareholder’s interest in CLP.

For the year ended December 31, 2003, the Company declared distributions to its members of $4,269,459, of which $3,126,940 was paid. The remaining $1,142,519 was paid in January 2004.

For the year ended December 31, 2001 the Company paid income taxes of $27,385.

Stock-Based Compensation
The Company applied SFAS No. 123, Accounting for Stock-Based Compensation, in accounting for its stock option grants.  Accordingly, compensation expense is recognized for fixed stock options as if the fair value of all stock options as of the grant date were recognized as expense over the vesting period in accordance with SFAS No. 123.   The outstanding stock option grants vest over a three year period and have an exercise life of ten years from the date of grant. For the year ended December 31, 2002, the Company had approximately 1,450,000 of vested outstanding stock options and recorded compensation expense of $309,217. In 2003, the Company cancelled the plan. Accordingly, no outstanding options exist at December 31, 2003.

Income taxes
The company uses the liability method in accounting for income taxes. Deferred income tax reflects, where required, the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for tax purposes. No provision is made for United States income taxes in the accompanying consolidated financial statements as the United States income or loss of the Company is passed through and included in the tax returns of the members.

Reclassification
Certain items in previously issued financial statements have been reclassified for comparative purposes. This had no effect on income or loss.

3. Long-Term Debt

Following is a summary of long-term debt at December 31, 2003 and 2002:

	2003	2002
Total long-term debt	$ 22,756,062	$ 21,779,850
Less - Current portion	(1,562,972)	(1,251,404)
Total long-term portion	$ 21,193,090	$ 20,528,446

In 2001, the Company renegotiated the terms of its long-term debt with its bank (“bank loan”). The renegotiated bank loans are repayable in semi annual installments each March 31st and September 30th through September 30, 2014. The installments vary in amount and include interest. At December 31, 2003, the outstanding debt bears interest at the following rates: $9,698,121 at 7.08%, $9,182,979 at 7.73% and $3,874,962 at LIBOR plus 1.4% (5.48% at December 31, 2003). At December 31, 2002, the outstanding debt bears interest at the following rates: $10,714,793 at 7.17% and $11,065,057 at 7.82%. The notes to the bank loan are collateralized by substantially all of the assets of the projects and the underlying credit agreement requires certain of the Company’s subsidiaries to maintain a debt service coverage ratio of 1.35 to 1 (as defined) as well as certain other ratios. At October 31, 2005, the UK Projects outstanding debt was current and in good standing with its bank.

Scheduled principal repayments of long-term debt are as follows:

Year Ended
December 31,	Payment

2004	$ 1,562,972
2005	1,747,275
2006	1,941,484
2007	2,088,025
2008	2,118,153
Thereafter	13,298,153
Total	$ 22,756,062

The Company has substantially reduced its interest rate variability to the bank loan by entering into near term forward notional swap agreements with its bank. Each year the Company can reset and fix the interest rate it is charged on the long term portion of its bank loan or be charged the Company’s prevailing available interest rate, approximately LIBOR plus 1.4%. On March 31, 2005, the Company reset the interest rate to 5.88% on the long term portion with the fixed rate expiring on March 31, 2006.

At December 31, 2003 and 2002, cash and cash equivalents include restricted balances of $2,649,442 and $2,029,651 respectively, which is equivalent to six months of principal and interest payments on the bank loan.

4. Capital Lease Obligations and Construction Advances

Commencing in 2002, the Company began to develop and construct expansion of certain existing facilities in order to take advantage of the RO programs (Note 1). As the Company required financing to maintain its expansion, it was decided to raise the necessary financing from affiliates. Accordingly, Ridgewood Power formed Ridgewood Renewable PowerBank LLC (“PB I”) and began offering shares in the fourth quarter of 2002. During the second quarter of 2003, Ridgewood Power formed Ridgewood Renewable PowerBank II LLC (“PB II”); in the third quarter of 2003, Ridgewood Power formed Ridgewood Renewable PowerBank III LLC (“PBIII”) and during the third quarter of 2004, Ridgewood Power formed Ridgewood Renewable PowerBank IV LLC (“PB IV”). Shortly after the formation of PBI, PBII, PBIII and PBIV (collectively, the “PowerBank Funds”), all affiliates of the Company, the offering period began for each respective PowerBank Fund. The proceeds raised by PowerBank Funds, less the offering costs incurred by the PowerBank Funds, were initially provided to the Company in the form of construction advances at the rate of approximately £850,000 per MWs.

As of December 31, 2003, the Company received construction advances of $41,806,478 from the PowerBank Funds with the expectation to develop twenty six projects with an operating capacity of 31.6 MWs.

The following table reflects the construction advances and anticipated development per PowerBank Fund as of October 31, 2005.

	Offering	Net Funds	Anticipated	Anticipated
Fund	Period	Available For	No. of Projects	Capacity
	Ended (Closed)	Construction *	to be Developed	(MW)

PBI	Apr 2003	$ 9,478,645	5	7
PBII	Jun 2003	16,227,833	10	11.6
PBIII	Mar 2004	18,880,696	11	13
PBIV	Nov 2004	9,182,995	3	6

Total		$ 53,770,169	29	37.6
* In original $US, not impacted by currency translation

During the construction phase, the Company will pay construction period interest at a rate of 10% on the construction period advances to the PowerBank Funds for each respective project. Upon completion of construction and commencement of operations of a project (”commissioning”), construction period interest charges will cease, each respective facility site will be sold to the respective PowerBank Fund at a predetermined price (£850,000 per MW), and said project will be leased back to the Company subject to a 10 year minimum lease pursuant to sale-lease back agreements. Accordingly, the outstanding construction advances will convert to capital leases, determined on a project by project basis. The minimum term of the respective capital leases will run for 10 years and are payable in quarterly installments at a rate of 12% with no guaranteed residuals. For the years ended December 31, 2003, 2002 and 2001, the PowerBank Funds charged the Company construction period interest of $1,236,900, $0, and $0 respectively. The Company capitalized all of the construction period interest charges incurred during construction less interest income earned of $379,306, $0 and $0 for 2003, 2002 and 2001, respectively, and have included the net in the basis of the assets constructed. Interest on the PowerBank capital leases charged to the Company and reflected within interest expense on the accompanying consolidated statements of operations, was $581,220, $0 and $0 in 2003, 2002 and 2001, respectively.

As of December 31, 2003, the Company’s capital lease obligations and construction advances outstanding with the respective PowerBank Funds are as follows:

Fund	No. of Projects	Capital Lease	Construction
	Commissioned	Obligation	Advances *

PBI	5	$ 10,305,811	$ -
PBII	-	-	17,536,010
PBIII	-	-	16,980,949
PBIV	-	-	-
Total	5	$ 10,305,811	$ 34,516,959

Through October 31, 2005, the Company commissioned an additional eleven projects and converted $22,624,212 from construction advances to capital lease obligations.

In addition to the PowerBank capital lease arrangements previously disclosed, the Company also leases vehicles and equipment under various lease agreements which vary in terms and rates ranging from 7.4% to 8.9%. At December 31, 2003 and 2002, the capital lease obligation for these assets was $665,062 and $168,648, respectively.

Following is a summary of the capital lease obligation at December 31, 2003:

Gross payments	$18,221,900
Less - imputed interest	7,251,027
Total capital lease obligation	10,970,873
Less - current maturity	772,554
Capital lease obligation- long-term portion	$10, 198,319

Remaining scheduled repayments of capital lease obligation principal are as follows:

Year Ended
December 31,	Repayment
2004	$ 772,554
2005	832,040
2006	864,530
2007	954,404
2008	1,070,301
Thereafter	6,477,044
Total	$ 10,970,873

Included in plant and equipment are assets under capital lease obligation with a cost of $8,428,312 at December 31, 2003. At December 31, 2003, accumulated depreciation on capital lease obligation amounted to $391,270.

5. Purchase Commitment

At December 31, 2003, the Company had committed to purchase twenty four engines, with an approximate cost of $13,030,000. The Company anticipates that its purchase commitment will be fulfilled over the next three years. The engines acquired are to be used in the Company’s continued expansion under the RO program. Upon completion of the respective facilities, such facilities will be sold and leased back to the Company pursuant to the terms described in Note 4.

6. Electric Power Sales Contract

The Company is committed to sell all of the output from sixteen of its projects, representing 25.3 MWs, to the NFPA, a non-profit organization that purchases electricity generated by renewable sources (such as landfill gas power plants) on behalf of all British utilities in order to meet British environmental protection goals. The electricity prices are adjusted annually by a factor equal to the percentage increase in the United Kingdom Retail Price Index. The output of the Company’s remaining five projects, representing 7 MWs and subject to PowerBank financing, is sold under one year contracts. The pricing and terms of these contracts are subject to change and reflect market conditions at the time they are entered into.

7. Acquisition of Businesses

Through the issuance of approximately 24% of its shares and $2,000,000 cash, on October 16, 2001 UK Ltd. acquired certain of the assets and liabilities of the Management and Development Companies and the equity and debt of the new landfill projects under the terms of the UK Merger. As a result of the acquisition, UK Ltd. now provides its own operation, management and development services. In return for the stock issuance and $2,000,000 cash, UK Ltd. received plant and equipment valued at approximately $4,201,000, a 50% equity interest in landfill projects valued at approximately $744,000, cash of $454,000 and other assets with an approximate value of $1,000,000. UK Ltd. also assumed liabilities of approximately $3,058,000. UK Ltd. assigned the electric power sales contracts and other intangibles acquired a value of $6,781,000, which is being amortized over the 15 year life of the contacts. UK Ltd. was renamed CLP Envirogas Limited in 2001.

The Management and Development Companies acquired had net assets of approximately $1,000 and had recognized no profit or loss for the period of January 1, 2001 to October 16, 2001. In addition, all the landfill projects acquired as part of the merger, except one, were new construction and were near completion. The one project that was completed had just begun operating. Since the projects had no operating results and the Management and Development Companies had no income or loss and had minimal net assets, the pro forma results of operations as if the merger had taken place on January 1, 2001 would not be significantly different than the Company’s current results as stated in the Consolidated Statements of Operations.

8. Investments

The Company owned 50% interests in the Spanish Landfill Projects located in Seville, Spain, which was obtained as part of the UK Merger. The Company accounted for its ownership in the Spanish Landfill Projects under the equity method of accounting. Effective January 1, 2003, the Company entered into an agreement with one of its minority shareholders. Under the terms of the agreement, the Company transferred its 50% interest in the Spanish Landfill Projects in return for a portion of the minority shareholder’s interest in the Company. This exchange resulted in a reduction to the minority interest liability that was approximately $1.2 million greater than the recorded value of the investments. Since the investments were only held for slightly more than one year, the company recognized proportional corresponding reductions to the plant and equipment and electric power sales contract acquired in the UK Merger. As a result of the transaction, the Company increased its ownership in UK Ltd. from 76% to 88%.

9. Fair Value of Financial Instruments

At December 31, 2003 and 2002, the carrying value of the Company’s cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, construction advances, long-term debt and capital lease obligations approximates their fair value. The majority of the capital lease obligations and all of the construction advances relate to the sales-lease back agreements between the Company and its affiliated PowerBank Funds.

10. Transactions with Affiliates

Through October 16, 2001, CLP Services Ltd (“CLPS”), provided day-to-day services to the projects. CLPS was paid a flat fee of approximately 1.2 cents per kilowatt-hour for those services (adjusted for increases in the Retail Price Index) and was eligible for bonus payments if a project’s actual annual electricity output exceeds 90% of its capacity. CLPS was also paid approximately $88,000 per year (also adjusted for increases in the Retail Price Index) for management services for the various companies owning the ten existing projects. The gas extraction and cleaning systems for the landfills was operated by CLPS for no additional cost. The acquisition of CLPS by the Company on October 16, 2001 effectively terminated the agreement making the Company responsible for its own operating expenses, which include development and administrative, operation, labor and maintenance activities for all of its UK Projects.

From time to time, the Company records short-term payables and receivables from other affiliates in the ordinary course of business. The amounts payable and receivable with the other affiliates do not bear interest. At December 31, 2003 and 2002, the Company had outstanding payables with the following affiliates:

	2003	2002
Trust V	$1,166,214	$ 245,334
Growth Fund	595,837	218,809
Other	150,947	--
Total	$1,912,998	$ 464,143

11. Income Taxes

For the years ended December 31, 2003 and 2002, the Company recorded an income tax benefit of $347,639 and $168,847 on UK losses before income taxes and minority interest of $2,773,783 and $3,765,602, respectively. The Company recorded an income tax expense of $307,235 for the year ended December 31, 2001 on UK losses before income taxes and minority interest of $412,515. The income tax benefit/provision recorded is 30%, the statutory corporate tax rate of the United Kingdom. At December 31, 2003 and 2002, the Company had a deferred tax liability of $753,979 and $918,249, respectively. The significant component of the Company’s deferred income tax liability is attributable to the accelerated depreciation on its plant and equipment.

At December 31, 2003, the Company had approximately $1,006,000 in net operating losses available for an unlimited carry-forward period, which results in a deferred tax asset in the amount of $302,000. The Company’s net operating losses may be somewhat limited in their utilization due to the tax structure in the United Kingdom. Accordingly, the Company has determined, based upon the weight of available evidence, that it is more likely than not that all of the deferred tax assets resulting from the foreign operating losses will not be realized and recorded a valuation allowance for $302,000. In 2003 and 2002, the net operating losses utilized were approximately $0 and $475,000 respectively.

The following is a reconciliation of the income tax benefit computed using the statutory foreign income tax rate to the actual income tax benefit and its effective income tax rate.

	Year ended December 31,
	2003		2002		2001
		Percent of		Percent of		Percent of
	Amount	pretax	Amount	pretax	Amount	pretax
		income		income		income
Income tax benefit at foreign statutory rate	$ (809,750)	-30.0%	$ (1,129,681)	-30.0%	$ (123,755)	-30.0%
Amortization of foreign intangibles	408,885	15.1%	524,529	13.9%	281,159	68.2%
Other	53,226	2.0%	436,305	11.6%	149,831	36.3%
Income tax expense (benefit)	$ (347,639)	-12.9%	$ (168,847)	-4.5%	$ 307,235	74.5%

Components of the Company’s Income tax expense (benefit) are as follows:

2003	2002	2001
Income tax expense (benefit): Current tax	$ (106,637)	$ --	$ 73,743
Deferred tax	(241,002)	(168,847)	233,492
	$ (347,639)	$ (168,847)	$ 307,235